

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2023

Anat Cohen-Dayag
President and Chief Executive Officer
Compugen Ltd
Azrieli Center
26 Harokmim Street
Building D
Holon 5885849 Israel

      Re: Compugen Ltd
          Form 20-F for Fiscal Year Ended December 31, 2022
          Filed February 28, 2023
          File No. 000-30902

Dear Anat Cohen-Dayag:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences